Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Goldbelt to release shares & warrants from escrow

    TORONTO, Sept. 19 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce that as a result of the Company attaining Tier 1 classification on
September 18, 2006, all of the 6,397,941 common shares and 1,694,118 share purchase warrants in escrow are eligible for immediate release.
    Goldbelt Resources is a Canadian junior mining company focused on exploring and developing known gold prospects in West Africa. Goldbelt currently controls over 4,600km2 of land in Burkina Faso, and is working on bringing the Inata Project into production by year end, 2007.

    GOLDBELT RESOURCES LTD.

    Per:    "Collin Ellison"
    Collin Ellison, President and CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect"
and similar expressions are intended to identify forward-looking statements.
    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: For additional information, please visit the
Company's website www.goldbeltresources.com or contact Laura Sandilands,
Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or
by email lsandilands(at)goldbeltresources.com./
    (GLDRF.OB GLD.)

CO:  Goldbelt Resources Ltd.

CNW 16:48e 19-SEP-06